Exhibit 99.1

ENERGY TRANSFER EQUITY CONFIRMS PROPOSAL TO MERGE WITH WILLIAMS

Transaction would transform the U.S. midstream sector, creating one of the largest U.S. energy groups

Williams stockholders would receive shares issued by new ETE C-corp

Proposal offers 32.4% premium to Williams stockholders with a high degree of transaction certainty

Transaction would be compelling to all stakeholders

DALLAS, TEXAS — June 22, 2015 — Energy Transfer Equity, L.P. (NYSE: ETE) (“ETE”) today confirmed that it has made a proposal to merge with The Williams Companies, Inc. (NYSE: WMB) (“Williams” or “WMB”) in an all-equity transaction valued at $53.1 billion, including the assumption of debt and other liabilities.

ETE initially made its offer in a letter dated May 19, 2015, to Alan Armstrong, the CEO of Williams, followed by a letter dated June 11, 2015 sent to the Williams Chairman of the Board, and most recently confirmed its offer in a letter dated June 18, 2015 sent to the Williams Board of Directors.

Under its merger proposal, ETE would acquire all of the outstanding common stock of Williams at an implied price of $64 per Williams share, which represents a 32.4% premium to the Williams common share closing price as of June 19, 2015. The merger consideration would be in the form of common shares in an entity that would elect to be taxed as a C-corp (“ETE Corp”). Shares of ETE Corp would have the same economic attributes as ETE common units. The number of ETE Corp shares to be issued to Williams stockholders will be based on a fixed exchange ratio of 0.9358 ETE Corp shares for each Williams share, reflecting ETE’s offer of $64 per Williams share and ETE’s unit price of $68.39 as of June 19, 2015. This exchange ratio will be subject to adjustment for the previously announced two-for-one ETE unit split. ETE Corp would be publicly traded on the NYSE under the symbol “ETC.” The transaction would be tax-free to Williams stockholders and, following the merger, ETE Corp stockholders would receive Form 1099s as opposed to schedule K-1s for tax purposes.

ETE has made multiple attempts over an almost 6-month period to engage in meaningful, friendly dialogue with the senior management of Williams regarding a proposed merger. As a result of the announcement of the Williams and Williams Partners L.P. (NYSE: WPZ) merger on May 13, 2015, ETE felt compelled to send its written offer to Williams in an effort to bring ETE’s interest to the attention of the Williams Board and to outline what ETE believes is a more compelling transaction than the proposed merger between Williams and WPZ.

In addition, ETE stated in its proposal that it did not foresee any regulatory impediments to a merger with Williams and that ETE would accept the regulatory risk related to the closing of the merger. Moreover, ETE has noted that there would be no requirement for an ETE unitholder vote, providing additional deal certainty to Williams stockholders. ETE’s offer is conditioned on the termination of the WPZ merger agreement pursuant to its terms.

Kelcy Warren, ETE’s Chairman, said: “Generally, I have not been supportive of transactions that involve the issuance of ETE units given my belief that ETE units remain significantly undervalued. However, I believe that a combination of Williams’ assets with ETE will create substantial value that would not be realized otherwise. Therefore, I am a strong proponent of this transformative combination and support the issuance of a significant amount of ETE securities to complete the transaction. I am truly excited at the prospect of bringing together these two businesses under a common platform and creating additional value for every stakeholder.”

ETE is disappointed that, despite the best of intentions and its efforts to reach a friendly, negotiated combination, it is forced into a position to publicly confirm its offer for Williams. Unfortunately, until Williams’ announcement today, Williams’ management has inexplicably ignored ETE’s efforts to engage in a discussion with Williams regarding a transaction that presents a compelling value proposition for its stockholders. After the WPZ merger announcement, ETE believed that it had no other choice but to provide the detailed terms of its interest to the Williams Board. ETE did that and, for the last five weeks, it has been waiting to commence a constructive and open dialogue. Now that Williams has finally responded, ETE intends to engage with Williams to the extent that Williams undertakes a fair and even-handed process.

ETE believes that a merger with Williams and adding WPZ to its family of partnerships would create significantly more value to the Williams stockholders than the proposed merger of Williams and WPZ. As part of ETE’s proposal, WPZ would retain its current name and remain a publicly traded partnership headquartered in Tulsa, Oklahoma. There is no impact from this transaction on Energy Transfer Partners L.P (‘ETP’), Sunoco Logistics Partners L.P. (‘SXL’) or Sunoco L.P. (‘SUN’).

ETE believes there are numerous meaningful benefits to all parties from a proposed combination of ETE and WMB:

WMB Stakeholders

•	A compelling alternative to the proposed Williams/WPZ merger (following the announcement of which Williams’ stock price has fallen to below pre-announcement levels) that provides Williams stockholders with:

•	a $64 per share offer price, representing a significant premium of 32.4% to Williams’ closing trading price as of June 19, 2015;

•	a dividend per share that would exceed the dividend per share that Williams has forecasted Williams stockholders would receive on a standalone basis and on a pro forma basis for the proposed Williams/WPZ merger, as outlined in Williams’ May 13th merger announcement;

•	dividend growth far superior to that of Williams on a standalone basis or on a pro forma basis for the proposed Williams/WPZ merger;

•	Williams stockholders would receive common shares in ETE Corp that would have the same economic attributes as ETE common units, which is a currency that continues to be the best performing large cap company in the sector, driven by ETE’s successful track record of operational execution and growth.

•	the exchange of Williams shares for ETE Corp shares would be tax free to Williams stockholders;

•	Williams stockholders would benefit from the cash flow diversification associated with being part of the world’s largest energy infrastructure group and the third largest energy franchise in North America, underpinned by three of the largest and most highly respected investment grade MLPs in the industry (ETP, SXL and WPZ);

•	the combination would create a truly unique and diversified collection of compatible businesses that will drive more near- and long-term value for all stakeholders;

•	ETE would become co-obligor of Williams’ existing debt which should maintain the credit profile of Williams’ existing debt, and Williams’ credit facility would be terminated at closing; and

•	ETE Corp shares will have tremendous liquidity and a strong growth profile.

WPZ Stakeholders

•	WPZ unitholders will not incur any adverse tax consequences as a result of a combination of Williams and ETE as compared to potential significant adverse tax consequences for many WPZ unitholders if the proposed Williams/WPZ merger is completed;

•	there is no expected impact to WPZ’s credit ratings as a result of the ETE/Williams combination;

•	WPZ unitholders will be able to realize material upfront cost savings and synergies because WPZ will join the Energy Transfer shared service model that we believe will result in more distributable cash flow for WPZ;

•	the combination will create new commercial opportunities for WPZ, including the potential to acquire assets from the overall Energy Transfer group, that will improve WPZ’s business outlook and performance;

•	WPZ unitholders will benefit from having a general partner, ETE, that will be in a position to be able to help WPZ fully realize its long-term growth potential; and

•	WPZ will receive the benefit of a $410 million break-up fee upon the termination of its merger agreement with Williams.

ETE Stakeholders

•	A combination of ETE and Williams is immediately accretive to distributable cash flow for ETE and will take ETE to the next level in terms of cash flow diversification and improved credit profile;

•	ETE’s distribution growth rate will continue to remain best in class and ETE believes that the duration of that leading performance will be longer as a result of merging Williams into the Energy Transfer family;

•	the transaction creates the world’s largest energy infrastructure group and the third largest energy franchise in North America;

•	the number of opportunities to migrate assets within the Energy Transfer family and find new commercial opportunities within the expanded asset base will increase significantly. These types of opportunities will create more value for ETP, SXL, WPZ and SUN, and as a result, more cash flow growth for ETE in the future;

•	the ability of ETE to broaden its overall spectrum of institutional investors through the ETE Corp structure; and

•	the creation of ETE Corp should result in increased liquidity for ETE unitholders because of their ability to elect, after completion of the combination with Williams and ETE and at their option, to exchange ETE common units for common stock in ETE Corp.

Although ETE intends to pursue its proposal, there can be no assurance that any transaction with Williams will be consummated.

Wachtell, Lipton, Rosen & Katz and Latham & Watkins are acting as legal counsel to ETE.

Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP), approximately 23.6 million ETP common units, approximately 81.0 million ETP Class H Units, which track 90% of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE: SXL), and 100 ETP Class I Units. On a consolidated basis, ETE’s family of companies owns and operates approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding ETE’s offer to acquire Williams, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP and SXL filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s and SXL’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP and SXL file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any potential business combination transaction between ETE, ETE Corp. and Williams including the possibilities that ETE will not pursue a transaction with Williams and that Williams will continue to reject a transaction with ETE and fail to terminate its existing merger agreement with WPZ; (2) if a transaction between ETE, ETE Corp. and Williams were to occur, the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETE Corp. and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETE Corp. common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETE common shares to Williams stockholders; (9) the ability to maintain Williams’ and WPZ’s current credit ratings and (10) the risks and uncertainties detailed by Williams and WPZ with respect to their respective businesses as described in their respective reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. ETE undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal which ETE has made for a business combination transaction with Williams. In furtherance of this proposal and subject to future developments, ETE and ETE Corp. (and, if a negotiated transaction is agreed, Williams) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETE Corp. or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND Williams ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETE Corp. with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

ETE Exchange Offer

This communication is not a substitute for any registration statement, prospectus or other document ETE and ETE Corp. may file with the SEC in connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp. In connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp., ETE and ETE Corp. may file a registration statement and other documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ETE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER TO EXCHANGE. Investors and security holders may obtain free copies of these documents if any when they become available from ETE using the sources indicated above.

Contacts

Investor Relations:

Energy Transfer

Brent Ratliff

214-981-0795 (office)

Lyndsay Hannah

214-840-5477 (office)

Innisfree M&A Incorporated

Arthur Crozier / Jennifer Shotwell / Scott Winter

(212) 750-5833 (office)

Or

Media Relations:

Granado Communications Group

Vicki Granado

214-599-8785 (office)

214-498-9272 (cell)

Brunswick Group

Steve Lipin

(212) 333-3810 (office)

Mark Palmer

(214) 254-3790 (office)